Exhibit 8.1

[Wilson Sonsini Goodrich & Rosati Letterhead]

October 21, 2003

Silicon Valley Bancshares

3003 Tasman Drive

Santa Clara, California 95054

SVB Capital II

3003 Tasman Drive

Santa Clara, California 95054

Re:	Certain Federal Income Tax Consequences of the
Purchase and Ownership of Cumulative Trust Preferred
Securities Issued by SVB Capital II

Ladies and Gentlemen:

We have acted as counsel to Silicon Valley Bancshares and its subsidiaries (“Silicon”) in connection with the preparation and filing, under the Securities Act of 1933, as amended (the “Act”), of a Registration Statement on Form S-3, with the Securities and Exchange Commission on this date (the “Registration Statement”).  The Registration Statement relates to the offer for sale of $50,000,000 aggregate liquidation amount of Cumulative Trust Preferred Securities (the “Trust Preferred Securities”) of SVB Capital II (“SVB Capital II”), a statutory business trust that has been formed at the direction of Silicon under the laws of the State of Delaware, the junior subordinated debentures to be issued by Silicon to SVB Capital II in connection with the sale of the Trust Preferred Securities (“Junior Subordinated Debentures”), and the guarantee to be issued by Silicon with respect to the Trust Preferred Securities (the “Guarantee”).

This opinion letter relates to the material federal income tax consequences of the purchase and ownership of the Trust Preferred Securities by investors.  All capitalized terms used in this opinion letter not otherwise defined herein have the same meaning as set forth in the Registration Statement.

We have examined the Registration Statement, the Trust Agreement of SVB Capital II, the Amended and Restated Trust Agreement of SVB Capital II, and such other documents as we have deemed necessary to render our opinions expressed below.  In our examination of such material, we have relied upon the current and continued accuracy of the factual matters we have considered, including the accuracy of representations made by Silicon and SVB Capital II, and we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to original documents of all copies of documents submitted to us.  In addition, we have also assumed that the transactions related to the issuance of the Junior Subordinated Debentures, the Trust Preferred Securities and the Guarantee will be consummated in accordance with the terms and forms of such documents.

For purposes of our opinion letter, we have assumed that Tax reporting for the Trust will be consistent with its status as a grantor trust.

Based on the foregoing, and assuming that SVB Capital II will be maintained in compliance with the terms of the Trust Agreement of SVB Capital II and the  Amended and Restated Trust Agreement of SVB Capital II, as applicable, it is our opinion that:

(a)  SVB Capital II will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation, and, as a result, each beneficial owner of Trust Preferred Securities (a “Security Holder”) will be treated as owning an undivided beneficial interest in the Junior Subordinated Debentures held by SVB Capital II.

(b)  The Junior Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of Silicon.

(c)  Except in the case of the occurrence of an extension period, as described in the Registration Statement, stated interest on the Junior Subordinated Debentures will generally be included in income by a Security Holder at the time such interest is paid or accrued in accordance with the Security Holder’s regular method of tax accounting.  If Silicon exercises its right to defer payments of interest on the Junior Subordinated Debentures during an extension period, Security Holders will commence reporting interest income with respect to the Junior Subordinated Debentures under the original issue discount rules of the Internal Revenue Code of 1986, as amended (the “Code”).

(d)  A distribution by SVB Capital II of the Junior Subordinated Debentures, as described in the Registration Statement (and subject to the limits discussed therein), will be non-taxable and will result in the Security Holder receiving directly such Security Holder’s pro rata share of the Junior Subordinated Debentures previously held indirectly through SVB Capital II, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such Security Holder had in its Trust Preferred Securities before such distribution.

(e)  Gain or loss will be recognized by a Security Holder on a sale of Trust Preferred Securities (including a redemption for cash) in an amount equal to the difference between the amount realized and the Security Holder’s adjusted tax basis in the Trust Preferred Securities sold or so redeemed.  If Silicon does not exercise its right to defer payment of interest on the Junior Subordinated Debentures, a Security Holder’s “adjusted tax basis” in the Trust Preferred Securities will generally equal such Security Holder’s initial purchase price.  If Silicon defers payment of interest, a Security Holder’s adjusted tax basis will equal such Security Holder’s initial purchase price increased by any original issue discount previously included in the Security Holder’s gross income to the date of disposition and decreased by payments received on the Trust Preferred Securities after Silicon exercises its right to defer payment of interest and prior to the date of disposition.   Gain or loss recognized by a Security Holder of Trust Preferred Securities held for more than one year will generally be taxable as long-term capital gain or loss.

(f)  The discussion of “Certain Federal Income Tax Consequences” in the Registration Statement accurately describes the material United States federal income tax consequences that may be relevant to the purchase, ownership and disposition of the Trust Preferred Securities.

These opinions are based upon the Code, the Treasury Regulations promulgated thereunder and other relevant law and authorities, all as in effect on the date hereof.  Future changes in the law or interpretations of the law may cause the tax effects of the transactions referred to herein to be materially different from those described above.  We have undertaken no obligation to update this opinion letter in such event.

Other than the specific tax opinions set forth in this letter, no other opinion has been requested of us or rendered by us with respect to the tax treatment of the Junior Subordinated Debentures, the Trust Preferred Securities or the Guarantee, including, but not limited to, the tax treatment of the proposed transactions under other provisions of the Code and the Treasury Regulations or the tax treatment of the proposed transactions under state, local, foreign or any other tax laws.

We hereby consent to the filing of this letter as an exhibit to the Registration Statement and the use of our name in the Registration Statement under the caption “Certain Federal Income Tax Consequences.”  In giving such consent, we do not concede that this consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Wilson Sonsini Goodrich & Rosati, P.C.

Wilson Sonsini Goodrich & Rosati,
Professional Corporation